Filed Pursuant to Rule 424(b)(3)
under the Securities Act of 1933
in connection with
Registration Statement
No. 333-207460

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED APRIL 14, 2016)

NANOSPHERE, INC.
Common Stock

___________________

This Prospectus Supplement No. 2 supplements and amends the prospectus (the “Prospectus”) of Nanosphere, Inc. (“we,” “us,” or the “Company”) dated April 14, 2016 and included in Post-Effective Amendment No. 2 to our Registration Statement on Form S-1, File No. 333-207460 (the “Registration Statement”), declared effective on April 14, 2016 (the “Effective Date”).  The Prospectus relates to the issuance of up to 22,553,192 shares of our common stock, par value $0.01 per share, upon the exercise of outstanding warrants. 21,276,596 of these warrants have an exercise price of $0.70 per share, and the 1,276,596 of these warrants have an exercise price of $0.517 per share. We issued all of these warrants as part of a best efforts registered public offering that closed on December 22, 2015.

On May 16, 2016, we filed with the Securities and Exchange Commission (the “Commission”) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the "Quarterly Report").  The Quarterly Report is attached to this Prospectus Supplement No. 2 and the Quarterly Report as filed with the Commission on May 16, 2016, including the XBRL data filed therewith, is incorporated by reference herein.

This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus. All references in the Prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended)”.

This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on The NASDAQ Capital Market under the symbol "NSPH."  On May 13, 2016, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.78.
___________________

Investing in our common stock involves a high degree of risk.  You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 15 under Part I, Item 1A.  of our Annual Report on Form 10-K for the year ended December 31, 2015, and under similar headings included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.
___________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus to which this prospectus supplement relates are truthful or complete.  Any representation to the contrary is a criminal offense.

___________________

The date of this prospectus supplement is May, 16, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33775

Nanosphere, Inc.
(Exact name of registrant as specified in its charter)

Delaware	36-4339870
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4088 Commercial Avenue	Northbrook, Illinois 60062
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (847) 400-9000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
The number of outstanding shares of the registrant’s common stock, par value $0.01 per share, as of May 6, 2016, was 13,544,248

NANOSPHERE, INC.

PART I.
FINANCIAL INFORMATION

Item 1.	Condensed Financial Statements
Nanosphere, Inc.
Condensed Balance Sheets
(in thousands, except share and per share amounts)
(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$13,400	$15,107
Restricted cash	5,000	4,000
Accounts receivable - net of allowance for doubtful accounts	4,248	4,266
Inventories	5,831	6,061
Other current assets	588	403
Total Current Assets	29,067	29,837
Property and equipment - net of accumulated depreciation	8,899	8,895
Intangible Assets - net of accumulated amortization	1,744	1,823
Other Assets	75	75
Total Assets	$39,785	$40,630
LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities:
Accounts payable	$2,209	$1,769
Accrued compensation	1,377	1,628
Other current liabilities	3,355	3,313
Debt - net	20,552	15,340
Total Current Liabilities	27,493	22,050

Total Liabilities	27,493	22,050
Commitments and contingencies
Stockholders' Equity:
Convertible preferred stock, $0.01 par value; 10,000,000 shares authorized;
Series C: 8,384.8, and 8,431.8 shares issued and outstanding as of March 31, 2016, and December 31, 2015, respectively	3,791	4,003
Common stock, $0.01 par value; 150,000,000 shares authorized; 12,270,248 shares and 11,570,248 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	123	116
Additional paid-in capital	467,443	466,958
Accumulated deficit	(459,065)	(452,497)
Total Stockholders’ Equity	12,292	18,580
Total Liabilities and Stockholders' Equity	$39,785	$40,630
See notes to unaudited condensed financial statements.

Nanosphere, Inc.
Condensed Statements of Operations and Comprehensive Loss
(in thousands except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenue:
Product sales	$6,589	$4,618
Total revenue	6,589	4,618
Costs and Expenses:
Cost of sales	3,540	2,486
Research and development	3,744	3,640
Sales, general, and administrative	4,911	5,226
Restructuring costs	—	513
Total costs and expenses	12,195	11,865
Loss from Operations	(5,606)	(7,247)
Other income (expense):
Interest expense	(971)	(287)
Other income	9	1
Total other expense	(962)	(286)
Net Loss and Comprehensive Loss	$(6,568)	$(7,533)

Deemed dividend on Series C convertible preferred stock, due to beneficial conversion feature	$(117)	$—
Loss Attributable to Common Shareholders	$(6,685)	$(7,533)

Net loss per common share - basic and diluted	$(0.55)	$(1.29)

Weighted average number of common shares outstanding - basic and diluted	12,114	5,842
See notes to unaudited condensed financial statements.

Nanosphere, Inc.
Condensed Statements of Cash Flows
(in thousands)
(Unaudited)

	Three Month Periods Ended March 31,
	2016	2015
OPERATING ACTIVITIES:
Net loss	$(6,568)	$(7,533)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	561	417
Amortization of intangible assets	79	82
Amortization of financing costs and accretion of debt discount	242	66
Share-based compensation	280	403
Provision for bad debt	(3)	102
Restructuring costs	—	513
Changes in operating assets and liabilities:
Accounts receivable	21	807
Inventories	37	(861)
Other current assets	(185)	(453)
Accounts payable	440	777
Accrued and other current liabilities	(209)	49
Net cash used in operating activities	(5,305)	(5,631)
INVESTING ACTIVITIES:
Purchases of property and equipment	(372)	(271)
Restricted cash	(1,000)	—
Net cash used in investing activities	(1,372)	(271)
FINANCING ACTIVITIES:
Proceeds from the issuance of debt	5,000	—
Payments on debt	—	(927)
Payment of debt issuance costs	(30)	—
Net cash provided by financing activities	4,970	(927)
Net decrease in cash and cash equivalents	(1,707)	(6,829)
Cash and cash equivalents - beginning of period	15,107	21,053
Cash and cash equivalents - end of period	$13,400	$14,224
NONCASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of property and equipment to inventory	$193	$8
Conversion of convertible Series C preferred stock to common stock	329	—
Deemed dividend on conversion of preferred stock to common stock	117	—
SUPPLEMENTAL DISCLOSURE:
Cash paid for interest	632	222
See notes to unaudited condensed financial statements.

Nanosphere, Inc.
Condensed Statement of Stockholders' Equity
(in thousands)
(Unaudited)

	Convertible Preferred Stock
	Series C		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accum. Deficit	Total
Balance at January 1, 2016	9	$4,003	11,571	$116	$466,958	$(452,497)	$18,580
Deemed dividend on conversion of preferred stock to common stock	—	117	—	—	(117)	—	—
Conversion of convertible preferred stock to common stock	—	(329)	700	7	322	—	—
Share-based compensation expense	—	—	—	—	280	—	280
Net loss	—	—	—	—	—	(6,568)	(6,568)
Balance as March 31, 2016	9	$3,791	12,271	$123	$467,443	$(459,065)	$12,292

See notes to unaudited condensed financial statements.

Nanosphere, Inc.
Notes to Condensed Financial Statements
(Unaudited)
1. Description of Business and Significant Accounting Policies
Nanosphere, Inc. (the “Company”) develops, manufactures and markets an advanced molecular diagnostics platform, the Verigene System, that enables simple, low cost, and highly sensitive genomic and protein testing on a single platform.
Basis of Presentation - The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in conformity with Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, unless otherwise noted herein, necessary to present fairly the results of operations, financial position and cash flows have been made. Therefore, these condensed financial statements should be read in conjunction with the Company’s most recent audited financial statements for the year ended December 31, 2015 and notes thereto included in the Company’s Annual Report on Form 10-K. The results of operations for any interim period are not necessarily indicative of the results of operations expected for the full year.
The accompanying condensed financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Use of Estimates - The preparation of financial statements in conformity with U.S GAAP which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. The Company’s significant estimates included in the preparation of the condensed financial statements are related to inventories, property and equipment, intangible assets, debt, preferred stock, warrants, and share-based compensation. Actual results could differ from those estimates.

Restricted Cash - Any cash that is legally restricted from use is recorded in restricted cash on the condensed balance sheets. The new term loan facility (See Note 2) requires the Company to maintain a minimum account balance which is considered to be restricted cash. The restricted cash balance was $5.0 million, and $4.0 million, on March 31, 2016, and December 31, 2015, respectively. This increase in the restricted cash balance is due to the terms outlined in the amended loan agreement, and a requirement to draw down the second tranche of debt.
Deferred Financing Costs - Costs incurred to issue debt are deferred and amortized as a component of interest expense using the effective interest method over the term of the related debt agreement. Amortization expense of deferred financing costs was $0.2 million, and less than $0.1 million for the three month periods ended March 31, 2016, and 2015, respectively.
Fair Value of Financial Instruments - The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values. The fair value of debt was $18.5 million, and $14.7 million at March 31, 2016 and December 31, 2015, respectively. The carrying value of the debt was $25.0 million and $20.0 million as of March 31, 2016 and December 31, 2015, respectively.
Reverse Stock Split - On April 7, 2015, the Company's Board of Directors and shareholders approved a 20-to-1 reverse split of the Company's issued and outstanding common stock, effective at the close of business on April 8, 2015. The effect of this event has been reflected in all the share quantities and per share amounts in these financial statements. The shares of common stock authorized remained at 150 million and retained a par value of $0.01.

Debt, with Detachable Warrants -  The Company accounts for debt with detachable warrants in accordance with ASC 470:  Debt and allocated proceeds received to the debt and detachable warrants based on relative fair values. The Company assessed the classification of its common stock purchase warrants as of the date of the transaction and determined that such instruments meet the criteria for equity classification. The warrants are reported on the condensed balance sheet as a component of additional paid in capital within stockholders’ equity.

The Company recorded the related issue costs and value ascribed to the warrants as a reduction of the debt.  The discount is amortized utilizing the effective interest method over the term of the debt.  The unamortized discount, if any, upon repayment of the notes will be expensed to interest expense. In accordance with ASC Subtopic 470-20, the Company determined the effective interest rate on the first tranche of debt was 22.0%, and 13.2% on the second tranche. The Company has also evaluated its debt and warrants in accordance with the provisions of ASC 815, Derivatives and Hedging, including consideration of embedded derivatives requiring bifurcation.

Evaluation Equipment - The Company monitors inventory held at customer sites for evaluation (“Evaluation Equipment”). Upon determination that such Evaluation Equipment is no longer available for sale and is to remain with the customer, Evaluation Equipment is reclassified to property plant and equipment as leased equipment, which is typically after twelve months following initial placement. During the three month periods ended March 31, 2016, the Company reclassified $0.3 million of Evaluation Equipment to property, plant, and equipment.  The Company commences depreciation on the date of transfer and such Evaluation Equipment is depreciated over a three year period.
Recent Accounting Pronouncements: In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company currently in the process of evaluating the impact of adoption of ASU 2016-02 on the condensed financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” (“ASU 2016-08”). The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations. The amendments in ASU 2016-08 are effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of ASU 2016-08 on the condensed financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). The amendment is to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU 2016-09 are effective for interim and annual reporting periods beginning after December 15, 2016. The Company is currently assessing the impact of ASU 2016-09 on the condensed financial statements and related disclosures.
2. Liquidity, Capital Resources and Recent Developments
Liquidity and Capital Resources
As of March 31, 2016, the Company has incurred net losses of $459.1 million since inception, and has funded those losses primarily through the sale and issuance of equity securities and secondarily through the issuance of debt. While the Company is currently in the commercialization stage of operations, the Company has not yet achieved profitability and anticipates that it will continue to incur net losses in the foreseeable future. The Company had cash and cash equivalents of $18.4 million, of which $5.0 million is restricted cash as of March 31, 2016 and net cash used in operating activities of $5.3 million for the three month period ended March 31, 2016.
The Company's current and anticipated cash resources will likely be insufficient to support currently forecasted operations within one year after the date that the financial statements are issued, and therefore, the Company will need additional debt or equity financing in the future to execute its business plan and to be able to continue as a going concern. Capital outlays and operating expenditures that would otherwise increase over the next twelve months as the Company expands its infrastructure, manufacturing capacity and research and development activities to support commercialization of its products may need to be curtailed which may not be advantageous for the Company's business operations. Many of the aspects of the Company’s forecasts involve management’s judgments and estimates that include factors that could be beyond the Company's control and actual results could differ. These and other factors could cause the Company's forecasted plans to be unsuccessful which could have a material adverse effect on the Company's operating results, financial condition, and liquidity and causes substantial doubt about the Company’s ability to continue as a going concern.
Term Loan Facility with NSPH Funding LLC and SWK Funding LLC
On May 14, 2015, (the "Closing Date") the Company entered into a Loan and Security Agreement ("Loan Agreement") with NSPH Funding LLC, an affiliate of Life Sciences Alternative Funding, LLC, and SWK Funding LLC, as lenders (together, the “Lenders”) providing for the Lenders to advance term loans in an aggregate amount of up to $30.0 million (the “Loan”) to the Company. NSPH Funding LLC also agreed to act as agent under the loan facility (the “Collateral Agent”).

The Company immediately drew down $20.0 million of the Loan and an additional $5.0 million on February 5, 2016. In connection with the additional draw down, the minimum account balance in the Company’s accounts that are subject to a control agreement in favor of the Collateral Agent, increased to $5.0 million.
The Loan Agreement requires that the Company maintain, as of the last day of each fiscal quarter of the Company beginning in the first fiscal quarter of 2016, a minimum adjusted cash flow (the “Cash Flow Requirement”) which requirement increases each quarter. For example, in the first fiscal quarter of 2016, the Company must maintain negative adjusted cash flow of not less than $6.5 million. The Cash Flow Requirement requires that the Company achieve a positive adjusted cash flow of $0.2 million by the last day of the quarter that begins on October 1, 2017. If the Company fails to satisfy the required Cash Flow Requirement for any two out of three successive quarters, the date on which the first amortization payment is due under the Loan Agreement would accelerate to the next following payment date, and the minimum quarterly amortization rate would increase to approximately $3.3 million, resulting in a final, accelerated maturity for the term loan by the end of the sixth fiscal quarter thereafter. The Company met the Cash Flow Requirement for the fiscal quarter ended March 31, 2016.
The Company also will receive another advance in an amount up to $5,000,000 if: (i) the Company submits a 510(k) premarket notification submission to the FDA concerning its diagnostic tests of its next generation product platform (currently in development) before September 30, 2016; (ii) the Company also achieves the applicable Cash Flow Requirement for each fiscal quarter during the applicable draw period; and (iii) if the Company has satisfied both of the foregoing tests, it has submitted its draw request on or before November 15, 2016.
Substantially all assets of the Company serve as collateral to the Loan Agreement. The Loan Agreement restricts our ability to pay cash dividends and certain other payments. The Loan agreement also provides that a material adverse change in the Company’s financial condition could trigger an event of default. If an event of default occurs all amounts owing under the Loan Agreement would become immediately due and payable and the Collateral Agent, could move against the collateral, including the Company’s cash and cash equivalents. While the Company does not believe that such an event of default has occurred, the Lenders may take a contrary position. If an event of default were to occur, such actions by the Collateral Agent would have an immediate and substantial negative effect on the Company’s ability to continue as a going concern, as it would essentially eliminate its cash reserves. The Company has not been notified of an event of default as of the date of issuance of these financial statements. As there is a more than remote likelihood that the Lenders may be entitled to declare an event of default under this clause in the next twelve months, the principal due subsequent to March 31, 2016 have been presented as a current liability.
Series A Convertible Preferred Stock Offering
On May 14, 2015, the Company issued $4.4 million of series A convertible preferred stock (the "Series A Preferred Stock"), which are convertible into a total of 1,168,659 shares of common stock at a conversion price of $3.765, and warrants to purchase shares of common stock exercisable for up to 1,168,659 additional shares of common stock, in the aggregate at exercise price of $3.65 per share and are exercisable for a period of 5 years commencing November 14, 2015 until November 14, 2020 (the "Series A Investor Warrants"). In connection with the Series A Offering, and as partial payment of the placement agent’s fees in connection therewith, the Company issued to the placement agent and certain of its principals warrants to purchase an aggregate of 70,120 shares of common stock at an exercise price of $4.45 per share (the “Series A Placement Agent Warrants, and together with the Series A Investor Warrants, the “Series A Warrants”) with a fair value of $0.2 million at issuance. The Series A Warrants are exercisable for 4.5 to 5 years commencing November 14, 2015. At the time of issuance, the relative fair value of the Series A Investor Warrants was estimated at $1.6 million using the Black-Scholes model and recorded as issuance costs. The Series A Preferred Stock is perpetual and does not have a required dividend right or voting rights and has a liquidation preference of $0.01 per share. As of December 31, 2015, all 4,400 shares of Series A Preferred Stock had been converted into 1,168,659 shares of common stock.
Net proceeds from the Series A Offering after placement agent fees and other offering expenses were approximately $4.0 million.
Series B Convertible Preferred Stock Offering
On June 11, 2015, the Company issued $4.4 million of series B convertible preferred stock (the “Series B Preferred Stock”) (which are convertible into a total of 1,203,800 shares of common stock at a conversion price of $3.655) and warrants to purchase shares of common stock exercisable for up to 1,203,800 additional shares of common stock, in the aggregate at an exercise price of $3.54 per share and are exercisable for a period of 5 years commencing December 11, 2015 until December 11, 2020 (the “Series B Investor Warrants”). In connection with the Series B Offering, and as partial payment of the placement agent’s fees in connection therewith, the Company issued to the placement agent and certain of its principals warrants to purchase an aggregate of 72,230 shares of common stock at an exercise price of $3.54 per share (the “Series B Placement Agent Warrants, and together with the Series B Investor Warrants, the “Series B Warrants”) with a fair value of $0.2 million at issuance. The Series B Warrants are exercisable for 4.5 to 5 years commencing December 11, 2015. At the time of issuance, the relative fair value of the Series B Investor Warrants was estimated at $1.6 million using the Black-Scholes model and recorded as issuance costs. The Series B Preferred Stock is perpetual and does not have a required dividend right or voting rights and has a liquidation preference of $0.01 per share. As of December 31, 2015, all 4,400 shares of Series B Preferred Stock has been converted into 1,203,800 shares of common stock.
Net proceeds from the Series B Offering after placement agent fees and other offering expenses were approximately $4.0 million.
Common Stock and Series C Convertible Preferred Stock Offering
On December 22, 2015, the Company completed a registered offering (the "Series C Offering") in which it issued 2,298,744 shares of its common stock at a price of $0.47 per share, with each share of common stock coupled with a 5-year warrant to purchase one share of common stock, at an exercise price of $0.70 per share and are exercisable for a period of 5 years until December 22, 2020 (the “Series C Investor Warrants”). These securities were sold in the form of a Class A Unit but were immediately separable and were issued separately at the closing.
For certain investors who would otherwise hold more than 4.99% of the Company’s common stock following the Series C Offering, the Company issued to such investors, in the form of Class B Units, 8,919.59044 shares of a new class of preferred stock designated Series C Convertible Preferred Stock (the “Series C Preferred Stock”) with a stated value of $1,000 and which are convertible into 18,977,852 shares of the Company’s common stock at a conversion price equal to $0.47 per share of common stock, together with Series C Investor Warrants to purchase up to 18,977,852 shares of the Company’s common stock. These securities were sold in the form of a Class B Unit but were immediately separable and were issued separately at the closing.
In connection with the Series C Offering, and as partial payment of the placement agent’s fees in connection therewith, the Company issued to the placement agent and certain of its principals warrants to purchase an aggregate of 1,276,596 shares of common stock at an exercise price of $0.517 per share (the "Series C Placement Agent Warrants", and together with the Series C Investor Warrants, the "Series C Warrants") with a fair value of $0.7 million at issuance. The Series C Warrants were exercisable immediately upon issuance. At the time of issuance, the relative fair value of the Series C Investor Warrants was estimated at $10.5 million using the Black-Scholes model and recorded as issuance costs. The Series C Preferred Stock is perpetual and does not have a required dividend right or voting rights and has a liquidation preference of $0.01 per share. As of December 31, 2015, 487.790 shares of Series C Preferred Stock had been converted into 1,037,852 shares of common stock. As of March 31, 2016, an additional 329.0 shares of Series C Preferred stock had been converted to 700,000 of common stock.
Net proceeds from the Series C Offering of Class A Units and Class B Units after placement agent fees and other offering expenses was approximately $1.0 million, and $8.1 million, respectively.
The Lender Warrants, Series A Warrants, Series B Warrants and Series C Warrants can be settled in shares of our common stock by cashless exercise in lieu of payment of the exercise price at the option of the holder. The warrants contain no mandatory redemption features and no repurchase obligations requiring the transferring of assets and are for a fixed number of shares, except for customary anti-dilution adjustments.
3. Debt
The following table summarizes the Company's debt as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
NSPH Funding LLC and SWK Funding LLC	$25,000	$20,000
Debt discount, inclusive of issue costs	(4,448)	(4,660)
Debt	$20,552	$15,340
The following table sets forth the contractual future principal payments as of March 31, 2016:

Years Ending December 31
2016	$—
2017	1,250
2018	4,375
2019	7,667
2020	8,333
2021	3,375
Total	$25,000

4. Net Loss Per Common Share
Basic and diluted net loss, per common share have been calculated in accordance with ASC Topic 260, “Earnings Per Share”, for the three month periods ended March 31, 2016 and 2015. As the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.
The computation of basic net loss per common share for the three month periods ended March 31, 2016 and 2015 excluded 324,000 and 19,500 shares of restricted stock, respectively (see Note 5). While these restricted shares of stock are included in outstanding shares on the condensed balance sheet, these restricted shares are excluded from basic net loss per common share in accordance with ASC Topic 260 due to the forfeiture provisions associated with these shares.
The computations of diluted net loss per common share for the three month periods ended March 31, 2016 and 2015 did not include the outstanding shares of restricted stock, options to acquire common stock, common stock warrants, and convertible preferred stock, as the inclusion of these securities would have been antidilutive:

	Three Months Ended March 31,
	2016	2015
Restricted stock	324,000	19,500
Stock options	619,675	246,618
Common stock warrants	26,574,802	6,801
Convertible preferred stock (8,384.8 preferred shares that are convertible to 17,240,000 shares of common stock)	17,240,000	—
	44,758,477	272,919
5. Equity Incentive Plan
The Company’s board of directors has adopted and the shareholders have approved the Nanosphere, Inc. 2000 Equity Incentive Plan (the “2000 Plan”), the Nanosphere, Inc. 2007 Long-Term Incentive Plan (the “2007 Plan”) and the Nanosphere, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan,” and together with the 2000 Plan and the 2007 Plan, the “Plans”). Upon adoption of the 2014 Plan at the Company’s annual meeting of shareholders on May 28, 2014, the 2000 Plan and 2007 Plan were terminated. The Plans authorize the compensation committee to grant stock options, share appreciation rights, restricted shares, restricted share units, unrestricted shares, incentive stock options, deferred share units and performance awards. Option awards are generally granted with an exercise price equal to or above the fair value of the Company’s common stock at the date of grant with ten year contractual terms. Certain options vest ratably, generally over three to four years of service, while other options cliff vest after seven years of service but provide for accelerated vesting contingent upon the achievement of various company-wide performance goals, such as decreasing time to market for new products and entering into corporate collaborations (as defined in the option grant agreements). For these “accelerated vesting” options, 20%-25% of the granted option shares will vest upon the achievement of each of four or five milestones as defined in the option grant agreements, with any remaining unvested options vesting on the seven year anniversary of the option grant dates. Approximately 3% of the options granted and outstanding contain “accelerated vesting” provisions. The fair values of the Company’s option awards granted during the three months ended March 31, 2016 are not material.
Total compensation cost recognized for all stock option awards was $0.3 million, and $0.2 million in the three month periods ended March 31, 2016, and 2015, respectively.

As of March 31, 2016, the total compensation cost not yet recognized related to the non-vested stock option awards is approximately $0.8 million, which is expected to be recognized over the next 2.8 years, with a weighted average term of 0.8 years. Certain milestone events are deemed probable of achievement prior to their seven year vesting term, and the acceleration of vesting resulting from the achievement of such milestone events has been factored into the weighted average vesting term. While the Company does not have a formally established policy, as a practice, the Company has delivered newly issued shares of its common stock upon the exercise of stock options.
A summary of option activity under the plans as of March 31, 2016, for the three month period ended is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in years	Aggregate Intrinsic Value of Options
Outstanding - January 1, 2016	632,204	$20.81
Granted	4,619	$0.69
Exercised	—	$—
Expired	—	$—
Forfeited	(17,148)	$(63.95)
Outstanding - March 31, 2016	619,675	$19.46	8.30	$572
Exercisable - March 31, 2016	152,021	$50.00	5.70	$25
Vested and Expected to Vest - March 31, 2016	606,851	$19.46	8.30	$572
No options were exercised in the three month periods ended March 31, 2016, and 2015, respectively.
Included in the number of options outstanding at March 31, 2016 are 18,034 options with a weighted average exercise price of $120.96 per share, which have accelerated vesting provisions based on the criteria mentioned above. The total fair value of shares vested during the three months ended March 31, 2016, and 2015, was less than $0.1 million and $0.9 million, respectively.
A summary of the restricted shares activity under the plans as of March 31, 2016, for the three month period ended is presented below:

Restricted Stock	Number of Shares
Outstanding - January 1, 2016	—
Granted	324,000
Vested	—
Forfeited	—
Outstanding - March 31, 2016	324,000
The Company recognized less than $0.1 million, and $0.2 million of restricted stock compensation expense during the three month periods ended March 31, 2016, and 2015, respectively.
Total stock based compensation for stock options and restricted stock is as follows (in thousands):

	Three months ended March 31,
	2016	2015
Research and development	$29	$49
Selling and general	251	354
Total	$280	$403

6. Stockholders' Equity
On January 25, 2016, the Company received a deficiency letter from the Listing Qualifications Department of The NASDAQ Stock Market, notifying the Company that, for the last 30 consecutive business days, the closing bid price of the Company’s common stock has not been maintained at the minimum required closing bid price of at least $1.00 per share as required for continued listing on The NASDAQ Capital Market pursuant to Listing Rule 5550(a)(2) (“Minimum Bid Price Rule”). In accordance with NASDAQ Listing Rules, the Company has been given 180 calendar days, or until July 25, 2016, to regain compliance with the Minimum Bid Price. If, at any time before July 25, 2016, the closing bid price of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, NASDAQ will provide written notification to the Company that it complies with the Minimum Bid Price Rule. During this 180 calendar day period, the Company also may submit a plan to regain compliance to NASDAQ and may request up to an additional 180 calendar days to complete the plan. There can be no assurance that the Company will regain compliance or maintain the listing of its common stock on the NASDAQ Capital Market or qualify to transfer the listing of its common stock to another national securities exchange or stock market.

7. Intangible Assets
Intangible assets, consisting of purchased intellectual property, as of March 31, 2016 and December 31, 2015 comprise the following (in thousands):

	March 31, 2016			December 31, 2015
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Intellectual property - licenses	$3,331	$(1,778)	$1,553	$3,331	$(1,710)	$1,621
Patents	455	(264)	191	455	(253)	202
Total	$3,786	$(2,042)	$1,744	$3,786	$(1,963)	$1,823
The Company reviews its long-lived assets for impairment as a single asset group whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company will continue to monitor the recoverability of its long-lived assets. If results continue to decline, it could result in revisions to management’s estimates of the fair value of the asset group and may result in future charges. There were no license costs written off as of March 31, 2016, or December 31, 2015.
Amortization expense for intangible assets was $0.1 million for each of the three month periods ended March 31, 2016, and 2015 respectively. Estimated future amortization expense is as follows (in thousands):

Years Ending December 31
2016 (April to December)	$238
2017	301
2018	219
2019	219
Thereafter	767
Licenses are amortized from the date of initial use of the licensed technology and such amortization continues over the remaining life of the license. The future amortization expense reflected above is based on licenses for which the licensed technology is being used as of March 31, 2016.
8. Commitments and Contingencies
In November 2013, the Company exercised its renewal option on the lease at its corporate headquarters, and the lease term was extended to May 2017. Rent and operating expenses associated with the office and laboratory space were $0.4 million for both of the three month periods ended March 31, 2016, and 2015, respectively.
On January 1, 2015 the Company was leasing 40,749 square feet of space for its administrative, executive, research and development, and manufacturing functions. On February 16, 2015, the Company exercised an option under its lease to acquire an additional 7,721 square feet of space at its corporate headquarters to expand its manufacturing facility, now leasing a total of 48,470 square feet.
With this additional space, the annual future minimum obligations, including common area maintenance (CAM), for the operating leases as of March 31, 2016, are as follows:

Years Ending December 31	Operating Lease & CAM (in thousands)
2016 (April to December)	$611
2017	349
Total minimum lease payments	960
9. Restructuring Costs
In January 2015, the Company eliminated certain full time positions, and recorded a restructuring expense of $0.5 million for severance. The Company had paid the severance through September 2015. There were no restructuring costs recorded for the period ended March 31, 2016.
10. Subsequent Events

From April 1, 2016 through May 16, 2016, an additional 235.0 shares of Series C Preferred Stock had been converted into 500,000 shares of common stock.

On April 14, 2016, the Compensation Committee (the “Committee”) of the Company’s Board of Directors awarded shares of restricted common stock (the “Executive Stock Awards”) to Michael McGarrity, the Company’s President and Chief Executive Officer, Kenneth Bahk, the Company’s Chief Strategy Officer, and Farzana Moinuddin, the Company’s Acting Principal Financial Officer and Chief Accounting Officer, and Secretary, in the amounts of 225,000, 50,000, and 10,000 shares, respectively. The Executive Stock Awards were issued on April 20, 2016 and shall vest and become exercisable in twelve, equal, quarterly installments over a three years period on January 1, April 1, July 1 and October 1 each year commencing July 1, 2016, subject to continued employment, forfeiture and cancellation upon a termination for cause, and acceleration upon a change in control of the Company.

On May 15, 2016, the Company, Luminex Corporation, a Delaware corporation (“Luminex”), and Commodore Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Luminex (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Luminex has agreed that it will commence a cash tender offer (the “Offer”) to acquire all of the shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for a purchase price of $1.35 per share, net to the holders thereof, in cash (the “Offer Price”), without interest, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Company will be required to pay Luminex a termination fee of $2,250,000.

Luminex has agreed to commence the Offer as promptly as reasonably practicable from the date of the Merger Agreement (but in no event later than fifteen (15) business days from the date of the Merger Agreement). The consummation of the Offer will be conditioned on (i) at least a majority of the issued and outstanding shares of the Common Stock as of the merger date having been validly tendered into and not withdrawn from the Offer, and (ii) other customary conditions. The Merger Agreement provides that, as soon as practicable (but not more than three (3) business days) following the consummation of the Offer, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Luminex. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with no stockholder vote required to consummate the Merger. The Merger Agreement also provides for the waiver of the non-compete covenants in the employment agreements of Michael McGarrity, the Company’s President and Chief Executive Officer, and Kenneth Bahk, the Company’s Chief Strategy Officer.

For a complete description of the terms and conditions of the Merger Agreement, please see the Company’s Current Report on Form 8-K as filed with the SEC on May 16, 2016. A copy of the Merger Agreement is filed as Exhibit 2.1 to this Quarterly Report on Form 10-Q.
11. Supplemental Financial Information

Inventories (in thousands):	March 31, 2016	December 31, 2015
Raw materials	$2,785	$3,183
Work-in-process	439	234
Finished goods	2,607	2,644
Inventories	$5,831	$6,061

Accounts Receivable (in thousands):	March 31, 2016	December 31, 2015
Accounts receivable	$4,446	$4,467
Allowance for doubtful accounts	(198)	(201)
Accounts receivable - net	$4,248	$4,266

Property and Equipment (in thousands):	March 31, 2016	December 31, 2015
Property and equipment - at cost	$22,062	$23,135
Less accumulated depreciation	(16,966)	(16,636)
Construction-in-Progress	3,803	2,396
Property and equipment - net	$8,899	$8,895

Other Current Liabilities (in thousands):	March 31, 2016	December 31, 2015
Accrued clinical trial expenses	$704	$236
Accrued license fees	—	—
All other	2,651	3,077
Other current liabilities	$3,355	$3,313

	Three months ended March 31,
Product Reporting:	2016	2015
Revenues:
Instruments	$538	$703
Consumables	6,051	3,915
Total revenues	$6,589	$4,618

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
This Quarterly Report on Form 10-Q contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this Quarterly Report on Form 10-Q regarding our strategy, future operations, future financial position, future net sales, projected expenses, products’ placements, performance and acceptance, prospects and plans and management’s objectives, as well as the growth of the overall market for our products in general and certain products in particular and the relative performance of other market participants, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated by these forward-looking statements as a result of various factors, including but not limited to:

•
if we do not achieve significant product revenue, we may not be able to meet our cash requirements without obtaining additional capital from external sources, and if we are unable to do so, we may have to curtail or cease operations;

•
inaccurate estimates of the potential market size for our products (including the hospital lab market in general and the blood stream infection (BSI) market in particular) or failure of the market for these products to grow as anticipated;

•
the past performance of other companies which we believe to have been in a market position analogous to where we believe we are now may not be predictive of our future results in the manner we believe them to be;

•
our analysis of who our competitors have been, who they are now and who they will be in the future (particularly in the infectious disease product markets) and our predictions of relevant future performance may be inaccurate;

•	comparisons of actual financial results for another company to what we predict will be our future financial results may be inappropriate;

•	predictions of customer metrics needed to achieve profitability and their relationship to our cash flow position, needs and expenses may prove to be inaccurate;

•	entrance of other competitors or other factors causing us to lose competitive advantage in the sample-to-result MDx market;

•	a lack of commercial acceptance of the Verigene System, its array of tests, and the development of additional tests, which could negatively affect our financial results;

•	failure of third-party payors to reimburse our customers for the use of our clinical diagnostic products or reduction of reimbursement levels, which could harm our ability to sell our products;

•
failure of our products to perform as expected or to obtain certain approvals or the questioning of the reliability of the technology on which our products are based, which could cause lost revenue, delayed or reduced market acceptance of our products, increased costs and damage to our reputation;

•	our inability to manage our anticipated growth, constraints or inefficiencies caused by unanticipated acceleration and deceleration of customer demand;

•	the adequacy of our response to the U.S. Food and Drug Administration (“FDA”) warning letter that we received on January 22, 2015;

•	our ability to retain and attract senior executives and key scientific and technical personnel to execute our business plan;

•	our ability to continue as a going concern; and

•	those set forth under “Risk Factors” in our Annual Report on Form 10-K, as amended from time to time under “Risk Factors” in our Quarterly Reports on Form 10-Q.
These forward-looking statements represent our estimates and assumptions only as of the date of this Quarterly Report on Form 10-Q. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made or to conform these statements to actual results. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 1A.—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, as supplemented or amended from time to time under “Item 1A.—Risk Factors” in our Quarterly Reports on Form 10-Q, and elsewhere in this Quarterly Report on Form 10-Q.

Business Overview
We develop, manufacture and market an advanced molecular diagnostics platform, the Verigene® System, that enables simple, low cost and highly sensitive genomic and protein testing on a single platform. Our proprietary nanoparticle technology provides the ability to detect multiple targets simultaneously in a single sample. We are dedicated to enhancing medicine by providing targeted molecular diagnostic tests for infectious diseases and associated drug resistance markers that can lead to earlier disease detection, optimal patient treatment and improved healthcare economics. The Verigene System includes a bench-top molecular diagnostics workstation and single use consumable for on demand testing.
We believe the Verigene System is differentiated by its ease of use, superior analytical performance and ability to detect many targets on a single test, referred to as “multiplexing”. It provides lower cost solutions for laboratories not already performing molecular diagnostic testing and enables the full range of hospital laboratories and hospitals without advanced diagnostic capabilities to perform molecular genetics and infectious disease testing. Our unique ability to detect proteins, in addition to genetic and drug resistant markers, at sensitivity levels considerably higher than current methods for certain targets, may enhance the viability and clinical utility of both new and existing biomarkers potentially allowing for earlier detection and intervention for various disease states.
Our test offering has the potential and has been shown to improve outcomes compared to current culture based microbiology methods by providing rapid and clinically actionable results that can improve patient outcomes, reduce mortality, reduce the use of and costs associated with unnecessary antibiotics and associated drug resistance, and improve healthcare economics.
In addition to our menu of infectious disease tests, we are currently developing a next generation Verigene System (Verigene Flex) that will deliver improved user experience. This system is designed to provide reduced time to result, improved user interface, and a single consolidated room-temperature stable cartridge in a fully automated sample to result system with an optimized footprint. We expect to submit Verigene Flex for FDA clearance in the third quarter of 2016.
At this time, we believe our current Verigene System instrument inventory levels are sufficient to meet demand. With the next generation Verigene Flex in development, we will closely monitor inventory levels and forecasted sales to manage our investment to meet demand while managing the risk of obsolete inventory. A significant portion of our inventory is instruments held at outside customers for evaluation prior to purchase. These instruments may not convert to sales and may be returned to the Company. If returned, these instruments are refurbished and remain available for sale inventory. The cost basis of our inventory is reduced for any products that are considered excessive or obsolete based upon assumptions about future demands and market conditions. If actual future demands or market conditions are less favorable than those projected by management, inventory write-downs may be required.
Our Applications
The following table summarizes the FDA and CE In-Vitro Diagnostic Mark ("CE IVD Mark") regulatory status of our current and near term applications of genetic and infectious disease tests on the Verigene System:

Assay	FDA Status(1)	CE IVD Mark Status(2)
Infectious Disease Assays:
Respiratory Virus with Sub-Typing (RV+)	510(k) cleared	CE IVD Marked
Respiratory Pathogens/Expanded Panel (RP Flex)	510(k) cleared	CE IVD Marked
Bloodstream Infection (BSI) Panels
• Blood Culture – Gram Positive (BC-GP)	510(k) cleared	CE IVD Marked
• Blood Culture – Gram Negative (BC-GN)	510(k) cleared	CE IVD Marked
• Blood Culture – Yeast (BC-Y)	In development	In development
C. difficile (CDF)	510(k) cleared	CE IVD Marked
Enteric Panel (EP)	510(k) cleared	CE IVD Marked
Enteric Panel on Next Gen Verigene platform (EP)	In development	In development

(1)
For further description of our FDA regulatory requirements, please refer to the section “Regulation by the United States Food and Drug Administration” in our Annual Report on Form 10-K for the year ended December 31, 2015.

(2)	For further description of our CE IVD Mark regulatory requirements, please refer to the section “Foreign Government Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2015.
(3)	Currently cleared only for use with the original Verigene Processor.
The following table lists our international regulatory submissions and status thereof:

International Submissions & Approvals	Country
Assay	Saudi Arabia	Mexico	Japan	South Korea
Infectious Disease Assays:
Respiratory Virus with Sub-Typing (RV+)	Approved	Approved
Blood Culture – Gram Positive (BC-GP)	Approved	Approved	Approved (1)	Submitted
Blood Culture – Gram Negative (BC-GN)	Approved		Approved (1)
C. difficile (CDF)	Approved
Human Pharmacogenetic Assays:
Hypercoagulation (FV, FII, MTHFR Panel)	Approved
CYP2C19 Genetic Variance				Submitted

(1)	Approval received on April 26, 2016.
Infectious Disease Assays
The conversion of traditional culture based methods of microbiology testing methods to more rapid molecular methods is driven by the need to identify infectious diseases more quickly, allowing a more rapid commencement of appropriate clinical intervention. Microbiology labs require tests that can rapidly detect a wide range of potential infectious agents in an automated system.

The Verigene System provides the multiplexing, rapid turnaround and ease-of-use needed by these labs. Our infectious disease menu and the Processor SP provide microbiology labs with the ability to identify infectious pathogens and antibiotic resistance in hours as compared to days using traditional methods.
We have received 510(k) clearance from the FDA for our respiratory panel that detects the presence of influenza A and B as well as respiratory syncytial virus (“RSV”) A and B. Influenza is commonly known as the seasonal flu and RSV is a respiratory virus that infects the lungs and breathing passages. RSV is the most common cause of bronchitis and pneumonia in children under the age of one year and has become a significant concern for older adults. Our respiratory panel provides physicians with a highly accurate and fast determination of which virus is present. This test result guides the most appropriate treatment therapy.
In the fourth quarter of 2009, we received 510(k) clearance from the FDA for our respiratory panel on the Processor SP. We believe that our respiratory assay on the Processor SP offers a simple-to-use molecular test for diagnosing respiratory infections and the flu, while providing improved sensitivity over currently available rapid tests. Additionally, we have received clearance for a package insert change for this assay confirming that the novel H1N1 virus is detected as a positive Influenza A when using our respiratory assay and the Processor SP .
In the first quarter of 2011, we received 510(k) clearance from the FDA and obtained CE IVD Mark for our respiratory assay (RV+) that includes subtyping for seasonal H1 virus, seasonal H3 virus, and the 2009 novel H1N1 virus, commonly known as swine flu, as well as the targets on our previously cleared respiratory assay.
The RV+ test has been further expanded to include additional viral and bacterial respiratory pathogens. This expanded panel, RP Flex, is designed to enable hospital-based laboratories to identify complex infections for a broader patient population. We obtained CE IVD Mark for the RP Flex in the second quarter of 2015 and received 510(k) clearance in the third quarter of 2015. The RP Flex contains a panel of 16 viral and bacterial targets and allows for the selection of any combination of targets for an individual sample. In addition, the RP Flex also provides pricing matched to the targets selected, therefore combining clinical utility with healthcare economics. This flexible panel addresses the varied respiratory testing needs of patients, labs and clinicians with a single comprehensive, yet cost-effective solution.
Nanosphere has developed and is continuing to develop bloodstream infection panels for the earlier detection of specific bacteria and resistance markers present in patients with bloodstream infections. These panels include gram-positive, gram-negative and yeast pathogens as well as resistance markers. These assays are designed to enable physicians to detect bacterial strains infecting patients and thus prescribe the most appropriate antibiotic regimen within 2.5 hours after positive blood culture and Gram strain identification rather than after several days, which is typical for current traditional culture assays. The sensitivity and specificity of bloodstream infection tests enable clinicians to make better therapeutic decisions sooner, thus improving patient outcomes and reducing costs. Multiple treatments are often initiated before these current traditional assays are complete. This early detection capability also allows patients to avoid unnecessary treatments that may expose them to serious side effects. The first bloodstream infection panel developed was for the detection of gram-positive organisms (BC-GP) that represent approximately 65% of bloodstream infections. In June 2012, we received a de novo 510(k) clearance, representing the first ever molecular bloodstream infection test to market the full BC-GP panel. In January 2014, we received 510(k) clearance for our gram-negative ("BC-GN") assay representing approximately 35% of bloodstream infections.
Diarrhea caused by bacterial and viral infection represents a significant healthcare burden in the U.S. Since symptoms alone are insufficient to make treatment decisions, rapid identification of the bacterial or viral cause of diarrhea is critical for optimal patient management, limiting the prescription of inappropriate or unnecessary antibiotics. Nanosphere has an active program in the development of diagnostic tests for gastrointestinal/enteric infections. We developed a molecular test to detect C. difficile, a bacterium that can cause symptoms ranging from diarrhea to life-threatening inflammation of the colon. For our C. difficile test, we received 510(k) clearance from the FDA in the fourth quarter of 2012 and obtained CE IVD Mark in the first quarter of 2013.
Nanosphere has also developed a multiplexed molecular enteric pathogens (EP) test which tests for a wide spectrum of bacteria and viruses causing gastrointestinal infections. This EP test is a cost-effective alternative to conventional identification methods that are time- and labor-intensive. We received 510(k) clearance from the FDA in October 2014 for our EP test and obtained CE IVD Mark in the second quarter of 2015. In addition, we have a next generation Enteric panel that incorporates our Flex capability that will allow for user selected targets of bacterial, viral and parasitic targets all in a Flex pricing format similar to our recently cleared respiratory Flex panel. We believe these Flex panels provide clinical and economic value to laboratories, clinicians and providers.
Human and Pharmacogenetic Assays
Pharmacogenomics is a subset of human genetic testing that correlates gene variation with a drug’s efficacy or toxicity. These tests play a key role in the advancement of personalized medicine where drug therapies and dosing are guided by each patient’s genetic makeup. There is a growing demand on laboratories to implement molecular diagnostic testing, but the cost and complexity of existing technologies and the need for specialized personnel and facilities have limited the number of laboratories with these capabilities. The ease-of-use and reduced complexity of the Verigene System enables any hospital to perform these tests.
We received 510(k) clearance from the FDA for a warfarin metabolism assay performed on our Original Verigene Processor. This is a pharmacogenetic test to determine the existence of certain genetic mutations that affect the metabolism of warfarin-based drugs, including Coumadin®, the most-prescribed oral anticoagulant. CE IVD Mark was obtained for this assay during the first quarter of 2011.
We also received 510(k) clearance from the FDA for a hypercoagulation assay performed on our Original Verigene Processor. This is a human genetic test to determine the existence of certain genetic mutations that are hereditary contributory factors in forming blood clots. This Verigene test detects the F5, F2, and MTHFR genes that are associated with hypercoagulation (i.e., thrombophilia). CE IVD Mark was obtained for this assay on the Processor SP during the fourth quarter of 2011.
In the fourth quarter of 2012 we received 510(k) clearance from the FDA for a CYP2C19 genetic variance test. This assay was CE IVD Marked during the first quarter of 2011. This test detects variances in the cytochrome P-450 2C19 gene. These genetic variances are associated with deficient metabolism of CYP2C19-metabolized therapeutic agents including clopidogrel, more commonly known by the trade name Plavix™.

Ultra-Sensitive Protein Assays
We also have the capability to detect proteins at high sensitivity alone, or in combination with nucleic acid targets. In the future, we may develop diagnostic tests for markers utilizing this ultra-sensitive capability that can be used to diagnose a variety of medical conditions including cardiovascular, respiratory, cancer, autoimmune, neurodegenerative and other diseases.
Financial Operations Overview
Since inception we have incurred net losses each year, and we expect to continue to incur losses for the foreseeable future. Our net loss was $6.6 million for the three month periods ended March 31, 2016 and $7.5 million for the same period in 2015. As of March 31, 2016, we had an accumulated deficit of approximately $459.1 million. Our operations to date have been funded principally through capital contributions from investors in six underwritten public offerings of common stock and, prior thereto, in private placements of our convertible preferred stock which was converted to common stock in 2007. In May 2013, the Company entered into a $22 million loan agreement with Silicon Valley Bank and Oxford Finance LLC secured by all the assets of the Company and bearing an interest rate of 9.25%.
On May 14, 2015 we entered into a new $30.0 million loan facility with NSPH Funding LLC, an affiliate of Life Sciences Alternative Funding LLC, and SWK Funding LLC, as lenders, and immediately drew down $20.0 million, terminated our loan agreement with Silicon Valley Bank and Oxford Finance LLC, and repaid approximately $8.9 million in full satisfaction of all outstanding liabilities and obligations to the Silicon Valley Bank and Oxford Finance LLC. Also on May 14, 2015, we completed the issuance and sale of shares of series A convertible preferred stock and unregistered common stock warrants for aggregate net proceeds to us of approximately $4.0 million. On June 11, 2015, we completed the issuance and sale of shares of series B convertible preferred stock and unregistered common stock warrants for aggregate net proceeds to us of approximately $4.0 million. On December 22, 2015, we completed the issuance and sale of common stock, series C convertible preferred stock and common stock warrants for aggregate net proceeds to us of approximately $9.1 million. See "Note 2 - Liquidity and Capital Resources" for a description of these transactions.
Revenue
Product sales revenue is derived from the sale or rental of the Verigene System, including test instruments and cartridges and related products sold to hospitals and commercial laboratories. Our marketing efforts are focused on driving product sales, and we have observed that initial customer validation and implementation of our Blood-Culture assays have averaged between nine and twelve months.
Cost of Sales
Cost of sales represents the cost of materials, direct labor and other manufacturing overhead costs incurred to produce Verigene cartridges and instruments, as well as royalties on product sales, amortization of purchased intellectual property relevant to products available for sale and depreciation of instruments provided under leases, rentals, and additions to valuation accounts and reserves to reflect future costs of meeting obligations created by the sale of these products. Costs associated with custom assay development contracts also include labor associated with assay development, validation and testing.
Research and Development Expenses
Research and development expenses primarily include all costs incurred during the development of the Verigene System instruments and disposable test cartridges, and the expenses associated with developing manufacturing systems and processes. Such expenses include salaries and benefits for research and development personnel, consulting services, materials, patent-related costs and other expenses. We expense all research and development costs in the periods in which they are incurred.
Sales, General and Administrative Expenses
Sales, general and administrative expenses principally include compensation for employees in our sales, customer service, marketing, management and administrative functions. We also include professional services, facilities, technology, communications and administrative expenses in sales, general and administrative. The professional services costs primarily consist of legal and accounting costs. We expect sales and marketing expenses will increase as additional sales and customer support personnel are needed to drive and support customer growth.

Interest Expense
Interest expense includes the interest charges related to our debt borrowings, including non-cash amortization of debt discount and issuance costs.
Other Income
Interest income principally includes interest earned on our excess cash balances. Such balances are primarily invested in money market and bank checking accounts at major financial institutions. We expect that continued low interest rates will significantly limit our interest income in the near term.
Three Month Period Ended March 31, 2016 Compared to the Three Month Period Ended March 31, 2015
Revenues
Revenues were $6.6 million for the three months ended March 31, 2016, as compared to $4.6 million for the same period in 2015. This growth in revenue was driven primarily by our expanding customer base and utilization of our test menu to our U.S. microbiology customers, which increased consumable revenues by 55% to $6.1 million. There were approximately 7 customer placements during the first quarter of 2016.
Cost of Sales
Cost of sales increased to $3.5 million for the three months ended March 31, 2015 from $2.5 million in the same period of 2015. This 42% increase in cost of goods sold was due to the increase in revenues.
Cost of sales for the period ended March 31, 2016, also includes depreciation expense of $0.25 million related to leased evaluation equipment held at customer locations.
Gross Margin
Gross margins remained relatively flat at 46.3% during the three months ended March 31, 2016 from 46.2% in the same period of 2015.

Research and Development Expenses
Research and development expenses were $3.7 million for the three months ended March 31, 2016 and remained relatively flat when compared to $3.6 million for the same period in 2015.
Sales, General and Administrative Expenses
Sales, general and administrative expenses decreased in the three months ended March 31, 2016 to $4.9 million from $5.2 million during the same period in 2015. This is due to the following: (1) repeal of the medical device tax which reduced costs by $0.1 million, (2) decrease in equity compensation expense related to the reduction in fair value of option granted in recent years compared to prior years of $0.1 million, (3) decrease in bad debt expense of $0.1 million.
Interest expense
Interest expense was for the three months period ended March 31, 2016 was $1.0 million as compared to $0.3 million for the same period in 2015. This increase was due to the new debt facility we entered into in May 2015.
Other income
Other income was less than $0.1 million for both three month periods ended March 31, 2016, and 2015, respectively.

Liquidity and Capital Resources
From our inception in December 1999 through March 31, 2016, we have received net proceeds of $141.8 million from the sale of convertible preferred stock and issuance of notes payable that were exchanged for convertible preferred stock, $102.2 million from our November 2007 initial public offering, $35.4 million from our October 2009 underwritten public offering, $32.2 million from our May 2011 underwritten public offering, $27.0 million from our July 2012 underwritten public offering of common stock, $4.7 million from our May 2013 underwritten public offering, $11.7 million from our May 2013 issuance of debt and warrants, $27.8 million from our September 2013 underwritten public offering of common stock, $18.5 million from our October 2014 underwritten public offering of common stock, $19.0 million from our May 2015 issuance of debt and warrants, $4.0 million from our May 2015 issuance of convertible preferred stock, $4.0 million from our June 2015 issuance of convertible preferred stock, and $9.2 million from our December 2015 issuance of preferred stock and common stock. We have devoted substantially all of these funds to research and development and sales, general and administrative expenses. Since our inception, we have generated minimal revenues from the sale of the Verigene System, including consumables and related products, to our initial clinical customers, research laboratories and government agencies. We also incurred significant losses and, as of March 31, 2016, we had an accumulated deficit of approximately $459.1 million. While we are currently in the commercialization stage of operations, we have not yet achieved profitability and anticipate that we will continue to incur net losses in the foreseeable future.
Market conditions, including a historically low price for our common stock, will likely limit our ability to raise additional capital on favorable terms, or at all, and the terms of any public or private offerings of debt or equity securities likely would be significantly dilutive to existing shareholders. Management also believes that, if necessary, it can implement plans in the short term to conserve existing cash should additional financing activities be delayed but that these efforts will not enable the Company to continue operations through at least the next twelve months. Capital outlays and operating expenditures that would otherwise increase over the next twelve months as the Company expands its infrastructure, manufacturing capacity and research and development activities to support commercialization of our products may need to be curtailed, which may not be advantageous for the Company's business operations.
There is no certainty that we would be able to obtain any of the additional debt or equity financing on commercially reasonable terms or at all, and we may continue to evaluate a full range of potential strategic alternatives. Additional equity funding could be dilutive to existing stockholders. If we fail to obtain the necessary debt or equity financing when needed, we may not be able to execute our planned development and commercialization efforts, which would have a material adverse effect on our growth strategy and our results of operations and financial condition. If we are unable to generate sufficient capital from operations or raise additional funds, we will need to do one or more of the following:

•	delay, scale-back or eliminate research and development of some or all of assays or the next generation Verigene System;

•	license third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;

•	accelerate our exploration of strategic alternatives, including attempting to sell our company which could then be on disadvantageous terms;

•	cease operations; or

•	file for bankruptcy
The occurrence of any of the foregoing events would have a material adverse effect on our growth strategy and our results of operations and financial condition, and there can be no assurance that we would be able to continue as a going concern.
A customer may purchase the Verigene System instruments, lease them from a third party or enter into a reagent rental agreement. Our reagent rental agreements include customer commitments to purchase a certain minimum volume of cartridges over the term of the agreement. As part of these agreements, a portion of the charge for each cartridge is a rental fee for use of the equipment. We may need to increase our investment in such systems rented to customers in order to support future customer growth.
As of March 31, 2016, we had $18.4 million in cash and cash equivalents, which includes $5.0 million restricted cash, as compared to $19.1 million at December 31, 2015, which included $4.0 million restricted cash; a decrease of total cash of $0.7 million.
The decrease in cash and cash equivalents was principally due to the net proceeds received for the second tranche of debt of approximately $5.0 million, offset with the use of cash in operating activities of $5.3 million and investing activities of approximately $0.4 million (not including restricted cash). Net cash used in operating activities during the three months ended March 31, 2016, decreased to $5.3 million from $5.6 million during the same period in 2015. This reduction is due to increased revenue, and improved inventory and cash management.
Net cash used in investing activities was $1.4 million for the three months ended March 31, 2016, compared to $0.3 million for the same period in 2015, due to the additional restricted cash balance of $1.0 million required by our new term loan facility.
There was net $5.0 million provided by our debt and equity financing activities during the three months ended March 31, 2016, compared to $0.9 million of cash provided by financing activities for the same period in 2015, due to the draw down of the second tranche of our debt facility.
We may need to increase our capital outlays and operating expenditures over the next several years as we expand our product offering, drive product adoption, further scale-up manufacturing and implement product cost savings. The amount and the timing of the additional capital we will need to raise, if any, depend on many factors, including:

•	the level of research and development investment required to maintain and improve our technology;

•	the amount and growth rate of our revenues;

•	changes in product development plans needed to address any difficulties in manufacturing or commercializing the Verigene System and enhancements to our system;

•	the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	competing technological and market developments;

•	our need or decision to acquire or license complementary technologies or acquire complementary businesses; and

•	changes in regulatory policies or laws that affect our operations.

We cannot be certain that additional capital will be available when and as needed, or that our actual cash requirements will not be greater than anticipated. If we require additional capital at a time when investment in diagnostics companies or in the marketplace in general is limited due to the then prevailing market or other conditions, we may not be able to raise such funds at the time that we desire or any time thereafter. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us.
Subsequent Events

From April 1, 2016 through May 16, 2016, an additional 235.0 shares of Series C Preferred Stock had been converted into 500,000 shares of common stock.

On April 14, 2016, the Compensation Committee (the “Committee”) of the Company’s Board of Directors awarded shares of restricted common stock (the “Executive Stock Awards”) to Michael McGarrity, the Company’s President and

Chief Executive Officer, Kenneth Bahk, the Company’s Chief Strategy Officer, and Farzana Moinuddin, the Company’s Acting Principal Financial Officer and Chief Accounting Officer, and Secretary, in the amounts of 225,000, 50,000 and 10,000 shares, respectively. The Executive Stock Awards were issued on April 20, 2016 and shall vest and become exercisable in twelve, equal, quarterly installments over a three year period on January 1, April 1, July 1 and October 1 each year commencing July 1, 2016, subject to continued employment, forfeiture and cancellation upon a termination for cause, and acceleration upon a change in control of the Company.

On May 15, 2016, the Company, Luminex Corporation, a Delaware corporation (“Luminex”), and Commodore Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Luminex (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Luminex has agreed that it will commence a cash tender offer (the “Offer”) to acquire all of the shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for a purchase price of $1.35 per share, net to the holders thereof, in cash (the “Offer Price”), without interest, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Company will be required to pay Luminex a termination fee of $2,250,000.

Luminex has agreed to commence the Offer as promptly as reasonably practicable from the date of the Merger Agreement (but in no event later than fifteen (15) business days from the date of the Merger Agreement). The consummation of the Offer will be conditioned on (i) at least a majority of the issued and outstanding shares of the Common Stock as of the merger date having been validly tendered into and not withdrawn from the Offer, and (ii) other customary conditions. The Merger Agreement provides that, as soon as practicable (but not more than three (3) business days) following the consummation of the Offer, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Luminex. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with no stockholder vote required to consummate the Merger. The Merger Agreement also provides for the waiver of the non-compete covenants in the employment agreements of Michael McGarrity, the Company’s President and Chief Executive Officer, and Kenneth Bahk, the Company’s Chief Strategy Officer.

For a complete description of the terms and conditions of the Merger Agreement, please see the Company’s Current Report on Form 8-K as filed with the SEC on May 16, 2016. A copy of the Merger Agreement is filed as Exhibit 2.1 to this Quarterly Report on Form 10-Q.
Contractual Obligations and Commitments
On January 1, 2015, the Company was leasing 40,749 square feet of space for its administrative, executive, research and development, and manufacturing functions. On February 16, 2015, the Company exercised an option under its lease to acquire an additional 7,721 square feet of space at its corporate headquarters to expand the manufacturing facility, now leasing a total of 48,470 square feet. This lease expires on May 31, 2017.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet financing or unconsolidated special-purpose entities as of March 31, 2016.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
N/A

Item 4.	Controls and Procedures
(a)Evaluation of Disclosure Controls and Procedures
Management of the Company, with the participation of the Chief Executive Officer and the Acting Principal Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of March 31, 2016. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and Acting Principal

Financial Officer, as appropriate, to allow timely decisions regarding disclosure. Based upon this evaluation, the Chief Executive Officer and the Acting Principal Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2016.

(b)	Changes in Internal Control over Financial Reporting
There have been no material changes to the Company’s internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.
OTHER INFORMATION

Item 1.	Legal Proceedings
We are from time to time subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition.

Item 1A.	Risk Factors

In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2015, which could materially affect our business, financial condition or future results. There have been no material changes from the risk factors previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2015.

Item 6.	Exhibits, Financial Statement Schedules

Exhibit Number	Exhibit Description
2.1+
Agreement and Plan of Merger, dated as of May 15, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the SEC on May 16, 2016 and incorporated herein by reference).

31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.1
The following financial statements from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, formatted in XBRL: (i) Condensed Balance Sheets (unaudited), (ii) Condensed Statements of Operations and Comprehensive Loss (unaudited), (iii) Condensed Statements of Stockholders’ Equity (unaudited), (iv) Condensed Statements of Cash Flows (unaudited), and (v) Notes to unaudited Condensed Financial Statements. (filed with the Company’s quarterly report on Form 10-Q as filed with the SEC on May 16, 2016 and incorporated herein by reference).

+
Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any exhibits or schedule so furnished. A list identifying the contents of all omitted exhibits and schedules can be found in Exhibit 2.1.

*	Filed herewith

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOSPHERE, INC.
By:	/s/ Michael K. McGarrity
Michael K. McGarrity
President and Chief Executive Officer
Date: May 16, 2016

By:	/s/ Farzana M. Moinuddin
Farzana M. Moinuddin
Acting Principal Financial Officer and Chief Accounting Officer
Date: May 16, 2016